

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

...in Western Australia



January 11, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
11 January 2006 (ASX Announcement & Media Release – Gulf Coast 3D Seismic Project)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia



11 January 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

GULF COAST TEXAS 3D SEISMIC PROJECT

FAR has executed a letter of intent ("letter") and attendant Confidentiality Agreement to participate for a 34% working interest, along with industry partners, in an onshore Texas Gulf Coast exploration opportunity.

Under the terms of the letter, FAR will join an established Houston based operator ("Operator") in a proposed 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

Primary Objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional Objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential comprised of a number of high risk – high potential objectives lies beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The participants, including FAR, will reimburse the Operator for the cost of preliminary studies in the project area and will in addition carry the Operator through the seismic and land acquisition phase. Each party will pay its respective share of drilling the prospects generated by the program on a heads up basis.

The Operator has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. FAR is believed to be one of the first candidates to review this particular opportunity, a position made possible by its Houston based presence. Importantly this early entry to the program will enable FAR to farm out certain of the drilling risk on favourable terms, should it so desire.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The total cost of the program, including land and seismic costs, prior to drilling activity is expected to approach US$3.4 million of which FAR will contribute approximately US$1.36 million. FAR may recover certain of these costs by future farm out of prospects generated.

The letter provides for a definitive agreement to be concluded by no later than 31 January 2006.

Commenting on its US activities, executive Chairman Michael Evans said that

"This new Gulf Coast project is expected to generate multiple drilling objectives with significant hydrocarbon potential on near ground floor terms identified by our Houston office. This is one of a number of initiatives now in progress likely to further improve FAR's growing reserve and production profile.

FAR is likely to hold the largest working interest in the project, a position made possible by its strong cash position. Ultimately FAR expects to be able to turn the prospects generated by this program to industry participants on a basis that will benefit FAR's shareholders."

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au